FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: KANSAS BANK CORPORATION AND ADAMS BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is an edited transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on December 18, 2017, which discusses, among other things, the transactions with Kansas Bank Corporation (“KBC”) and Adams Bancshares, Inc. (“Adams”):

CORPORATE PARTICIPANTS

Brad S. Elliott Equity Bancshares, Inc. - Chairman & CEO

David Charles Chinnery Adams Dairy Bank - President, CEO & Director

Gregory H. Kossover Equity Bancshares, Inc. - Executive VP, CFO & Director

John J. Hanley Equity Bancshares, Inc. - Senior VP & Director of IR

Melvin Winger

Tina Call

CONFERENCE CALL PARTICIPANTS

Andrew Brian Liesch Sandler O’Neill + Partners, L.P., Research Division - Director, Equity Research

Michael Anthony Perito Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Terence James McEvoy Stephens Inc., Research Division - MD and Research Analyst

PRESENTATION

Operator

(technical difficulty)

(Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to turn the conference over to John Hanley, Senior Vice President, Director of Investor Relations. Please begin.

John J. Hanley - Equity Bancshares, Inc. - Senior VP & Director of IR

Thank you. Good morning. Thank you all for joining Equity Bancshares for our presentation and conference call, which accompany our press release entitled Equity Bancshares Incorporated Expands Metro and Kansas Presence, Will Enter Southwest Kansas and Add Another Kansas City location, issued earlier this morning. Joining me today are Equity Bancshares Chairman and CEO, Brad Elliott; and Equity Bancshares Executive Vice President and Chief Financial Officer, Greg Kossover. We’re also here today in Liberal with Melvin and Mona Winger and Tina Call with First National Bank of Liberal/Hugoton. And also joining us is David Chinnery with Adams Dairy Bancshares of Blue Springs, Missouri, present by clicking either the presentation link or the event icon for today’s call at investor.equitybank.com.

Please note, on Slide 2 was important information regarding forward-looking statements. From time to time, we may make forward-looking statements within today’s call, and actual results may differ. Please also note Slide 3, which details important additional information for investors and shareholders.

Following the presentation, we will allow time for questions following the discussions. Thank you once again for joining us. With that, I’d like to turn it over to Brad Elliott.

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Good morning, and Happy Holidays. I’m Brad Elliott, Chairman and CEO of Equity Bancshares based in Wichita, Kansas. This morning, we are in Liberal, Kansas, to announce 2 mergers with 2 outstanding banks: Kansas Bank Corporation, the parent company of First National Bank of Liberal; and Adams Dairy Bancshares, the parent of Adams Dairy Bank in Kansas City, suburb of Blue Springs, Missouri. These 2 mergers continue our strategy of expanding the Equity Bank franchise in both Metro and community markets.

I have with me here today Melvin and Mona Winger, the Chairman of Kansas Bank Corporation, the parent company of First National Bank of Liberal/Hugoton; Tina Call, the CEO and President of First National Bank of Liberal/Hugoton; David Chinnery, the CEO and President of Adams Dairy Bancshares; and our CFO, Greg Kossover.

This has been a very productive year for Equity Bancshares and our shareholders. 12 months ago, we closed a $35 million pipe, and in March, we closed and converted Prairie State Bancshares, adding 3 new Western Kansas banks and talented banking team in the Hoxie, Quinter and Grinnell markets. In addition, we entered Northern Oklahoma just 5 weeks ago, with our successful mergers in Ponca City and Tulsa, adding 2 excellent banking teams and 2 outstanding markets, including Tulsa as a third Metro market in Ponca City and Newkirk as a very strong community market. And today, we are fortunate to have the culmination of the very hard work of Melvin and Mona Winger and Tina Call and her team and David Chinnery and his team, resulting in the mergers of their banks into the Equity family. First National Bank Liberal will add significantly to our core deposits and our community banking model in Southwest Kansas, a market we are very excited to enter under Tina’s leadership. Adams Dairy Bank will be an outstanding addition to our franchise we have developed in the Kansas City metro area and a strong — and with strong core deposits and a very well-run commercial banking platform built by David and his team. Melvin?

Melvin Winger

Thanks to you, Brad. Mona and I believe our employees, customers and communities will be treated well and served well after the merger. Thank you, Brad, for continuing our commitment to these individuals, families and businesses.

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

It’s my pleasure, Melvin, to continue on what you and Mona, your family and your employees have built. From our first meeting, I believe we were a great fit, and I’m very happy today to be partnering with you and your team. Tina?

Tina Call

Thank you, Brad, and thank you, Melvin and Mona, for the opportunities you have provided me and all of the people you have trusted with your bank investment. I am personally grateful to have been the CEO of this great bank and to continue that legacy with Brad and the incredible franchise he and his team have built. We will continue to provide the same level of service to our customers with decision-making local to Southwest Kansas. In addition, we will also now have a much broader suite of products and additional capacity to continue to grow with our customers and markets. I want to thank all of our dedicated team members for their many years of hard work and professionalism. They are the ones that have made our bank the very best.

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Tina, we are excited to have you lead this new market with Equity Bank. We will support you and your team as you continued doing, and many thanks from myself and our teams for the efforts you and your working group put forth to make these announcements today.

Well, this will be our second time in 5 months we have announced 2 mergers simultaneously. This speaks to a lot of things: what is happening in our marketplace, our financial capacity, the hard work of all of our people in the Equity family. And in this case, it speaks to both Tina and David. When I saw David’s bank firsthand, I was immediately impressed with it. The attention to detail, a very professional team, a very busy bank with a great customer base and the operating talent of what we typically see in a larger bank. Adams Dairy Bank is a natural extension of what we have built in Kansas City with Mark Parkman and his team, and combining that with Adams is fun to think about.

David Charles Chinnery - Adams Dairy Bank - President, CEO & Director

It is fun to think about, Brad. And thank you to you and teams for helping us get this merger accomplished. Growth is always what we’ve been about since starting Adams Dairy Bank in 2008. We appreciate that you believe we have grown responsibly and professionally. We have watched you do the same. And to now grow with Equity is just a continuation of the vision for our employees and customers. I also want to take a minute and personally thank each of our employees, directors and shareholders for everything they have done to get Adams Dairy Bank to this point. You each made the difference, and I’m grateful to have been your CEO.

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Thanks, David. As with our previous mergers, both Kansas Bank Corporation and Adams Dairy Bancshares shareholders will be receiving stock in Equity Bancshares. As your Chairman, I want each of you, as new shareholders, to know that our #1 objective every day is to do our very best to improve shareholder value. We do that by taking care of our customers, our employees and our market. We’ve had growth through mergers, but we have also had substantial growth organically, and it is exciting. We always try to be attentive to what make banks great: excellent core deposit basis, high credit quality, and delivering value and competitive products and services to the markets we serve. Each of the Equity Bank teammates is always ready to serve our customers and to help our markets grow. And in turn, this is how we grow organically. Organic growth is an important — is important to us as mergers, and we believe the customers of Adams Dairy and First National Bank Liberal will experience this commitment. In turn, I believe this helps drive shareholder value. We’re once again fortunate to get 2 mergers across the goal line at the same time. Other than timing, these 2 mergers are not tied together and each was developed as a separate transaction. Greg?

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

Congratulations, Melvin, to you and Mona and all your shareholders. Tina, we are excited to work with you and your team. The same to you, David, and your team in Kansas City. We are looking forward to joining forces.

We start with the metrics for Kansas Bank Corporation and their shareholders. For listeners who may not be entirely familiar with Equity Bancshares, pages 4 through 7 of the deck describes some of our financial and company highlights.

Moving to Page 9 of the deck and a discussion of the Kansas Bank Corporation merger. First National Bank of Liberal brings 5 branches and total assets of just over $310 million, loans of about $170 million and about $275 million of deposits, of which about $190 million are signature deposits. They are a very clean banker-asset quality. They have no OREO and have a nice efficiency ratio at

59%. We derive significant amounts of our deposits from our community markets, and First National Bank of Liberal is an excellent example of this and a wonderful complement to the lending potential in our metro markets, including the recent addition of Tulsa. Brad?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

As we alluded to earlier, First National Bank of Liberal’s management team are experienced, high-quality bankers. As Equity makes this expansion into Southwest Kansas market, we’ll continue to provide Tina and her team with local decision-making. This marks our second merger west of Wichita in 2017, and this is not a coincidence. We believe our platform can serve these markets well. And with local leadership, we can continue to grow both deposits and loans.

Turning to Page 12, we will be merging 100% of Kansas Bank Corporation in a deal valued at about $45.1 million. We will exchange 10.17 shares of EQBK stock and $207.83 in cash for each share of KBC stock. This totals approximately 820,904 shares of EQBK and $16.8 million in cash in a stock/cash mix of approximately 63% stock to 37% cash. The total consideration represents a price to tangible book value of 1.41x and 17x last 12 month’s earnings. Priced at 2018, net income with cost savings is approximately 11.1x. The core deposit premium is just over 6%.

Pro forma ownership split, if KBC were completed and Adams Dairy was not, would be approximately 5% KBC and 95% Equity Bancshares. Further, the management team of First National Bank Liberal will be retained. The merger is subject to regulatory approval and KBC shareholder approval and would be expected to close in the second quarter of next year. Equity would remain well-capitalized on all ratios.

On Page 13, we see the transaction was structured within Equity’s key transaction metrics, with minimal tangible book dilution of about 2% or $0.33 per EQBK share and about 4% EPS accretion in 2019 or about $0.10 per EQBK share. This results in a pro-formed earn-back using the crossover method of 2.8 years. The IRR is 16%. We believe our net interest margin would not change materially and the First National Bank balance sheet slightly improves our asset liability repricing position and adds core deposits. Brad?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

We’re excited that Kansas Bank Corporation shareholders are taking 63% of EQBK stock in the transaction. And I believe together with Tina and her team, we’ll continue to add value here in a market served by First National Bank.

Tina Call

We are excited, too, Brad. We will continue to deliver best end-market service to our customers. And with Equity’s retail platform and capital levels, we can deliver even more banking services and resources to our employees and customers.

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Thanks, Tina. We move now to discussion of the Adams Dairy Bank merger. As I said earlier, David’s bank is very well managed. It is evident when you walk in and see a lobby full of customers and when you also see how efficient the support operations are.

Adams Dairy Bank will be a great expansion of the Kansas City — will be a great expansion of Kansas City market for Equity, and I believe we will effectively blend the resources of Equity with the platform David has built to continue to serve Blue Springs at levels equal to or even greater than before. Greg?

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

Turning to Page 16. We see Adams location in Blue Springs as a part of the KC Metroplex. They do have very high-asset quality, and as we have stated, a high-caliber, long-tenured management team. Their total assets are about $127 million, with loans of just over $90 million and deposits of about $102 million. For a bank this size, they have been an efficient performer.

On pages 17 and 18, we see Adams provide some attractive extension in Kansas City with a very solid market rank for deposit share.

Looking at Page 19. We will be merging 100% of Adams Dairy Bancshares in a deal valued at $15.8 million. We will exchange 0.4791 shares of EQBK stock and $5.51 in cash for each share of Adams stock. This totals approximately 344,000 shares of EQBK and $4 million in cash in a stock/cash mix of 75% stock to 25% cash. The total consideration represents a price to tangible book value of 1.53x and 16.7x last 12-month earnings. Price to 2018 net income with cost savings is approximately 9.4x. The core deposit premium is 7.4%. Pro forma ownership split, if Adams were completed in a singular transaction, would be approximately 2% Adams and 98% EQBK. The merger is subject to regulatory approval and Adams shareholder approval and would be expected to close in the second quarter of 2018 as well. Equity would remain well-capitalized on all ratios.

On Page 20, we see the transaction was structured within Equity’s goals for key transaction metrics with minimum book value dilution of about 0.8% or $0.14 per share, with about 2% EPS accretion in 2019 or about $0.05 per EQBK share. This results in a pro-formed earn-back using the crossover method of 2.7 years and an attractive IRR of 17%. We believe our combined net interest margin would not be materially impacted by Adams and their balance sheet does not materially change our asset liability repricing position. Brad?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Adams has been well managed under David’s leadership, and they are efficient. As Greg said, their core deposits are a nice addition to our balance sheet and their lending platform is solid and high quality. Being able to merge with a bank that expands our existing market is exciting for us as we continue our expansion in Kansas City.

David Charles Chinnery - Adams Dairy Bank - President, CEO & Director

Thank you, Brad. Our shareholders are excited to receive Equity stock. It is impressive what you have accomplished in starting Equity. Having started Adams Dairy bank, I know how challenging that can be. And by merging with Equity, all of our stakeholders, including our customers and employees, can continue to have a well-run platform to bank with. We are very excited.

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Thanks, David. At this time, Greg will walk through the combined impact of the 2 transactions in a summary of how they will come together.

We were once again fortunate to have these 2 opportunities come together at the same time, much like our Oklahoma transactions that were completed last month. And also like in Oklahoma, we anticipate handling the closing, integration of both these transactions at the same time in the second quarter of 2018, and our teams have proven they can handle closing, converting and integrating 2 transactions at the same time. I want to take a moment and thank our Equity teams for what they have done in 2017. It has been a big year for us, including the Prairie and Oklahoma mergers and now, this announcement. But the merger growth is only one piece of the puzzle. We have continued to grow organically, and we have continued to — we have continued to build the operating teams under Wendell and other team leaders. Julie Huber did an outstanding job merging the Oklahoma banks, and our teams led by Patrick Harbert, Mark Detten and Mike Bezanson have just been great integrating the recent mergers. Also, mergers don’t happen magically or magically happen. Our support functions make these mergers look effortless, and it is anything but that. A very special thanks to John Blakeney, Jennifer Johnson, [Jesse Meeke], Evette Beckman, Theresa Nixon and all their operations teams. The same for Beth Money and all the deposit teams, Rolando Mayans, who leads our risk management department, and we are fortunate to have his experience and his talent in our organization. I also want to recognize Barb Noyes and Rob Quaney and their accounting and finance teams. These 2 people have an extraordinary level of experience and talent in banking and public company bank mergers, and their effort and work product is second to none. Finally, a personal thanks from Greg and I to the Board of Directors of Kansas Bank Corporation and Adams Dairy Bancshares. These 2 groups and their advisers were both professional and expeditious. It is not easy to get done what they did in the time frame they did it in, and our Board of Directors of Equity Bancshares has once again proven that they are one of the best in our space. We thank each of them for what they do and how they represent our shareholders.

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

The last section before entertaining questions is the combined analysis of all 3 banks. The map on Page 23 shows the continued development of our franchise in both Western Kansas and Kansas City.

Turning to Page 24, the combined earnings per share accretion is 5%, adding $0.14 per share to EQBK in 2019. The overall book value dilution is about 2.5%, and the combined earn-back is the 2.7 years. No revenue enhancements were included in either transaction and cost saves were conservatively estimated at around 25% on average for the 2 deals. Pro forma consolidated capital ratios are about 8.2% tangible common to tangible assets at the close, approximately 8.9% Tier 1 leverage and total risk base is just under 12%. At the bank level, we expect these ratios to be similar.

First National Bank Liberal adds 820,904 shares of new EQBK shares, and Adams Dairy adds 344,131 shares or 1,165,035 shares for both mergers. And when combined with the existing EQBK share base, will result in approximately 15,770,000 in total shares outstanding.

Total assets pro-formed to about $3.5 billion, representing growth of about $400 million or 13%. Total loans go to $2.3 billion, growth of $300 million or 15%, and total deposits go to about $2.8 billion, representing growth of $400 million or about 17%. The estimated yield on loans, the estimated cost of deposits and net interest margin are not expected to change measurably.

The mixes of loans and deposits are shown on Page 25, and it is interesting to note how close the pre- and post-merger pie charts line up for Equity bank. You can see neither the mix of loans or deposits changed as much. In addition, both of these banks bring very high-quality assets to the combined entity, with nonperforming assets of only 6 basis points and 82 basis points to total assets for First National Bank and Adams Dairy. The percentage of ALLL loans goes to 37 basis points at closing, which is about where we were after the recent announcements of the Oklahoma transactions. After estimating the inclusion of purchase accounting discounts with traditional ALLL reserves, we estimate carrying between 75 and 80 basis points of total general reserves to total loans. Liquidity for the combined bank will continue to be responsibly maintained and, as previously stated, our asset liability sensitivity is not negatively impacted and loans to deposits pro-formed to a reasonable 83%. Our core deposits, defined here as all but non-jumbo CDs, will maintain at about 77%. And signature deposits, defined as all non-time deposits, will remain at about 66%. Finally, the pro forma combined return on intangible common equity for 2019 is estimated at 13.9%, and the 2019 estimated return on assets is 1.20%. Brad?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Thanks, Greg, and thanks to you and John Hanley and the teams at KBW and Stephens for generating a mountain of information in a short period of time. We obviously have a lot to be excited about headed into 2018. Having the bankers, customers and shareholders from First National Bank Liberal and Adams Dairy Bank just makes the outlook for our Equity stakeholders even brighter. These are very good times in our industry, and you have our promise, we will continue to work hard and responsibly to continue to earn your trust and build value for each stakeholder of Equity Bancshares.

Thank you for joining us today, and we’ll take questions at this time.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) The first question is from Michael Perito of KBW.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

I have a few. I want to start on organic growth. So we’re adding a couple more franchises to the fold here, Brad. It seems like recent momentum has been fairly solid and both franchises have seen some growth. Just curious, if you look out to next year now, basically, you have 2 that just closed, 2 more that should close in the first half. Just curious what you think kind of the organic activity of this combined new franchise can be if you had kind any preliminary thoughts around that yet?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

So I think, Michael, a good modeling number for us in the markets we serve is a combined, for the whole company, between 5% and 8%.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Okay. And I guess, just any additional color on recent activity at Adams and FNB Liberal? What kind of production they’ve seen there just in the last couple of quarters?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Yes. They’ve had steady growth, obviously, more loan growth in the Adams Dairy market coming out of the Kansas City market. But the folks out at Liberal have done a really good job as well. So I think they will add into that platform that we have and continue to be able to build on that.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Okay. And then in terms of future capital deployment, you have the pro forma ratios on Slide 24, but it does seem like we’re getting some movement on the tax reform side. I mean, just any thoughts if we do — if you guys do see some increase in your internal capital generation? Can you give us a sense of the pipeline? And can you remind us where you’re comfortable? Where do you think the franchise is kind of levered in terms of capital ratios?

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

Yes. The very good news, Michael, without any impact of tax reform, the combined pro forma of the Equity Bancshares host these 2 transactions. And with the Oklahoma transactions, we’re returning somewhere between 13% and 14% pro forma return on equity, which means that it’s still down into capital ratios. We’ll be back to around 9% TCE by example in — before the year-end of 2018. So even without tax reform, we believe that through income generation, we have the ability to continue to grow the platform both organically, and we’ve been fortunate that folks like the wingers and David Chinnery and his bank still find our stock attractive.

And if we can continue to issue that in these transactions, as long as we continue to have the earnings that we have and the stock performance that we have, we can keep going with the generation of capital without having to do much outside of that. And that’s without tax reform.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Very helpful, great. Just one last one for me. If we look back to the third quarter of 2016, you’ve got $1.5 billion in assets, if we look forward to the third quarter of next year, you’d be a little over $3.5 billion, pretty substantial growth. Just curious, Brad, how you kind of feel the overall infrastructure and tech side of the bank is tracking from an investment perspective? And I mean, it seems like that you guys were pointing to a 1.15%, 1.20%-type ROA in 2019 at the end of your remarks there. I mean, I guess, what kind of investment does that assume? And I mean, is that kind of points to an efficiency ratio below 55%. Is that a number that you guys are comfortable that you can reach, given the growth that you’ve seen in some of the cost-save opportunities and whatnot from these new franchises that you’re bringing on board?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

I’m going to split that question and have Greg take the efficiency ratio part. I’ll take the investment and tech and other things. So we have a bunch of technology expenditures that were depreciated that rolled off in 2017, and so we’re going to invest that back in. So you’re not going to see a big bulk of expense, but you would’ve seen a big decrease in expense into 2018 if we didn’t do some investment. We’re upgrading our retail platform and we’re in negotiation, final negotiations on that vendor. And we’re excited about that. I think we’re going to have a really good — a great retail platform to be able to roll out here in 2018. So we are making some of those investments in technology. We are able to attract gentlemen to the company to fill a spot in John Blakeney on the IT side, we attracted a CIO. He had experience — was the CIO for Commerce Bancshares at one time. So we have somebody who has a lot of headroom in that role, and we’re very confident that we have good pieces in that. We’ve been able to attract a lot of other good participants to help build out our bench on the back side. So we’re feeling pretty confident on attracting people. We’ve attracted some people on our risk management side. We’ve upgraded and added some people — 3 different people to our risk management area over the last 90 days or 120 days. They were all budgeted. So we’re feeling pretty good about our infrastructure at this point. Greg, you want to take the efficiency ratio question?

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

So, Michael, the efficiency ratio as stated is both accurate and attainable. What doesn’t get factored into that is that, as you know, we have — especially from the old unit banking days, we have a lot of merger opportunities here in our footprint in Oklahoma and Arkansas, Missouri and Kansas. And one of the things that I think Brad has done really, really well with the team is continued to push to make sure that we have all of the bandwidth that we need to continue to take advantage of those opportunities. So even though our efficiency ratio on a pro forma basis continues to drop down, we will not quit investing in people and quit investing for our shareholders and what it takes to continue to do mergers that are beneficial for both sets of shareholders like we’re announcing today. Having said all that, that’s a fancy way of saying I think that we’ll continue to flow between 55% and 60%. We always have to bring on some resources ahead of the game, and we want to keep that — we want to keep those opportunities in play.

Operator

The next question is from Terry McEvoy of Stephens.

Terence James McEvoy - Stephens Inc., Research Division - MD and Research Analyst

Maybe a follow-up on Michael’s question for Brad. You integrated some deals last month, 2 more coming in the second quarter. How do you balance allocating resources, really, including your time across the company to make sure that, that organic growth remains the top priority? I know you’ve added some bankers, but do you need to continue to have to add new individuals on the production side to make sure the organic remains — again, remains a priority?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

Good question, Terry. So Wendell’s done a great job with doing his arms around, so Wendell’s been on now with us 9 months and Wendell’s done a really good job of implementing some cultural things on his side. He’s working on restructuring some areas to make sure that they are streamlined as possible so they really focused on organic growth. I think you will see at the end of fourth quarter some of the results of that. And so it takes a while in our sector to get some of those things implemented in 9 months. I think you’re going to see that those results are actually hitting there. The guys in both Ponca City and Tulsa pipeline are really good. They had really good bankers there, and we’re looking for opportunities on how to be able to grow relationships. And so I’m allocating some of my time to that. I don’t know what week this is, because it’s been busy, but I guess it’s Monday. So Monday of last week, I was on a call in 2 states away from here on a large business customer of ours at the Tulsa market. Then the next day, I was on a call in Western Kansas. So I’m still dividing my time between making sure we’re focused organically and still strategically looking for opportunity. So we’ve got a really good team, though, that are able to close and manage those deals.

Terence James McEvoy - Stephens Inc., Research Division - MD and Research Analyst

And then just a question for Greg. You said the NIM, not expected to change measurably. And I guess, how does purchase accounting accretion come into that statement of yours on the margin?

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

Yes. So this deal has — does not have purchase accounting accretion in it. And when I say not measurably, it is plus-or-minus 2 basis points, Terry.

Terence James McEvoy - Stephens Inc., Research Division - MD and Research Analyst

And then just lastly, on Page 31, if I look at Adams Dairy, the NPA’s at 2.1%, which differs from one of the slides earlier. Is the difference TDRs between the earlier slide and the 2.1%?

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

Let me look at that, Terry.

Terence James McEvoy - Stephens Inc., Research Division - MD and Research Analyst

It’s just been jump out of 1. 31, bottom right corner.

Gregory H. Kossover - Equity Bancshares, Inc. - Executive VP, CFO & Director

31. They have one piece of OREO. That includes the OREO.

Operator

(Operator Instructions) The next question is from Andrew Liesch of Sandler O’Neill.

Andrew Brian Liesch - Sandler O’Neill + Partners, L.P., Research Division - Director, Equity Research

Nice work on these deals announced. Just a couple of questions. Both of these banks look like they have — just following the size, the overall deposit mix, a decent amount of jumbo CDs. Just curious what your plans are with those. They let’s say have enough liquidity either way that you don’t really need to retain them, but just curious what your thoughts are there.

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

So those jumbo CDs are actually local customers that just have a lot of confidence in the bank. They’re not really brokered CDs. So the $250,000 today isn’t what it used to be. And so people just have more money. So there’s jumbo — what falls in that jumbo bucket, and I think we’re going to see more and more of this in our industry. It doesn’t mean that it’s really a brokered deposit. It just means that customers have confidence in us, and we have — I can’t even tell you the number of customers that are carrying over $1 million on deposit with Equity Bancshares today. They will all fall into that jumbo market. And so we don’t have a lot of brokered deposits in this mix.

Andrew Brian Liesch - Sandler O’Neill + Partners, L.P., Research Division - Director, Equity Research

Okay, that’s really helpful. And then just — if you look at just the branch map in the presentation, are there any markets where you want to fill in some dots that are higher priorities than others? Or when it comes to M&A, is it just you see that what the market is offering you and because you have options, you can be picky?

Brad S. Elliott - Equity Bancshares, Inc. - Chairman & CEO

So we — as we’ve talked about before, there are places that we go and look at their franchise and we just aren’t interested because of the community that it is. And so there are places on that map that there are — that we wouldn’t honestly go, and they may actually be going to be closer to us than further away. So our priority is really finding companies with good management teams and communities we want to be in. And if we get the combination of those 2 and they’re on the map, we’re probably going to be entering those markets. So banks are sold and not purchased. So us having a priority of wanting to purchase something in XYZ town doesn’t do us any good because those — the banks in those town may not become available for the next 30 years. So what we’ve learned is when we get an opportunity, we go out and we look at that marketplace and say, “Do we want to be there or do we not want to be there?” first of all. And then do they have a management team, a succession of management team that we can rely on once we have partnered with them? And that’s — I mean, that’s really the combination that’s worked well for us. And the guys in Hoxie and Grinnell and Quinter, I just spent some time with them a week ago with — at a big customer event. It’s going well because they are all still engaged and they still want to grow their market and take care of their customers, same thing with Ponca City and Tulsa. So that’s the combination I would tell you we’re looking for is good management and good communities.

Operator

(Operator Instructions) There are no further questions at this time. I’ll turn the call back over to John Hanley for closing remarks.

John J. Hanley - Equity Bancshares, Inc. - Senior VP & Director of IR

Thank you. Ladies and gentlemen, thank you once again for joining our Equity Bancshares conference call. Presentation slides and an archive of this webcast will remain on site at investor.equitybank.com. Have a great day, and Happy Holidays.

Operator

Thank you. Ladies and gentlemen, this concludes today’s conference. You may now disconnect. Good day, everyone.

Forward-Looking Statements

This communication may contain “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, the respective business of either Adams or KBC experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated with Adams and KBC; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed merger transactions, Equity (i) intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of KBC and a prospectus of Equity, and (ii) intends to file a registration statement on Form S- 4 with the SEC that will include a proxy statement of Adams and a prospectus of Equity, and (iii) will file other documents regarding the proposed KBC and Adams merger transactions with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE APPLICABLE REGISTRATION STATEMENT AND PROXY STATEMENT/ PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTIONS. The applicable proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectuses free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity, KBC, and Adams and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger transactions. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 22, 2017. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed mergers.